Mail Stop 6010

September 28, 2006

Phillip Widman
Senior Vice President and Chief Financial Officer
Terex Corporation
500 Post Road East, Suite 320
Westport, Connecticut 06880

      Re: **Terex Corporation**
               Form 10-K for the fiscal year ended December 31, 2005
               Filed May 17, 2006
               File No. 001-10702

Dear Mr. Widman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant